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                                                                     EXHIBIT 4.4


            FIRST AMENDMENT TO HEALTH CARE AND RETIREMENT CORPORATION
                     STOCK OPTION PLAN FOR OUTSIDE DIRECTORS

     Pursuant to the authority of the Board of Directors under Section 7.2 of the Health Care and Retirement Corporation Stock Option Plan for Outside Directors, the Board hereby amends the Plan as follows:

     1.   Article I of the Plan is amended by the addition thereto of a new
Section 1.18, to read, in its entirety, as follows:

          SECTION 1.18 - COMMITTEE

               "Committee" shall mean a committee of the Board of Directors consisting of members of the Board of Directors, appointed by the Chairman, who are not Outside Directors of the Corporation. The committee shall perform the functions and have the authority of the Board as set forth in Section 7.2 hereof.

     2. Section 7.2 of the Plan is amended to read, in its entirety, as follows:

          SECTION 7.2 - AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

               The Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Committee. However, without approval of the Company's stockholders given within twelve months before or after the action by the Committee, no action of the Committee may, except as provided in
          Section 2.3, increase any limit imposed in Section 2.1 on the maximum number of shares which may be issued on exercise of Options, materially modify the eligibility requirements of Section 3.1, reduce the minimum Option price requirements of Section 4.2, extend the limit imposed in this Section 7.2 on the period during which Options may be granted or amend or modify the Plan in a manner requiring stockholder approval under Rule 16b-3. Notwithstanding anything to the contrary contained herein, the Committee, with respect to the Plan or any Option, shall not: (i) amend or modify any provision concerning the amount, price and timing of any Option (including, without limitation, the provisions of Sections 3.2 and 4.2 of the Plan) more than once every six months, other than to comport with changes in the Code, the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder; or (ii) otherwise amend or modify the Plan or any Option in any manner inconsistent with the requirements of Rule 16b-3(c) (2) (ii). Neither the amendment,



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          suspension nor termination of the Plan shall, without the consent of the holder of the Option, alter or impair any rights or obligations under any Option theretofore granted. No Option may be granted during any period of suspension nor after termination of the Plan, and in no event may any Option be granted under this Plan after the first to occur of the following events:

               (a) The expiration of ten years from the date the Plan is adopted by the Board; or

               (b) The expiration of ten years from the date the Plan is approved by the Company's stockholders under Section 7.3.

     3. This First Amendment shall be effective on or as of February 1, 1996. In all other respects the Plan shall remain in full force and effect as originally adopted.

     IN WITNESS WHEREOF, the Board of Directors has caused this First Amendment to be executed by a duly authorized officer of the Company, as of this 1st day of February, 1996.


                                             HEALTH CARE AND RETIREMENT
                                             CORPORATION



                                             By:  /s/ Paul A. Ormond
                                                  ------------------------
                                                  Paul A. Ormond, Chairman


Attest:



By: /s/ R. Jeffrey Bixler
   ------------------------------
     R. Jeffrey Bixler, Secretary







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